

George Condo (b. 1957)

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After reviewing over 300 other examples, Masterworks agreed to acquire the Painting which has remained in the same private collection since it was originally purchased from Simon Lee gallery in 2007.

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Initial Offering Price

$1,499,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



$1.5m
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Price Appreciation of Similar Works

12.9%

Sharpe Ratio (1992-2021)	watch video
George Condo	▲0.83
All Art	0.39
S&P 500	0.54

68% Progress

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WHY WE LIKE THIS PAINTING


MASTERWORKS
02:32

- Hauser & Wirth Gallery has announced that, this February, they will inaugurate their second Los Angeles location, in the City of West Hollywood, with a solo exhibition of new works by George Condo titled “People are Strange”.
- Our acquisitions team has been offered over 300 examples of work by George Condo from around the world, many of which are priced in excess of $5 million.
- Executed in 2007, the Painting depicts a nude female figure who addresses the viewer with a direct gaze. While her elongated form may recall idealized nudes painted throughout history, the figure’s exaggerated and “grotesque” facial features echo the abstract, distorted women painted by Willem de Kooning in the 1950s.
- The female figure depicted in the Painting is likely an invented character or archetype, inspired by Condo’s love of fiction novels, rather than a specific subject. Her facial expression, which may be read as both a smile or a sneer, visualizes Condo’s concept of “Artificial Realism,” which he describes as a style of portraiture where “composites of various psychological states [are] painted in different ways, reflecting the madness of everyday life.”
- As of February 6, 2023, colorful multi-figure compositions featuring nude female figures dominate George Condo’s top auction records, and account for four of his top five price records.
- Examples similar in period to the Painting and featuring single “grotesque” nudes have sold in excess of $1.5 million, including: *Green Seated Woman* (2006), which sold for $690,193 in June 2022, *The Rock Thrower* (2007), which sold for $756,054 in March 2022, and *The Showgirl* (2008), which sold for $1,695,672 in October 2021.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$76,588,610	140

GEORGE CONDO

b. 1957, UNITED STATES



$1,499,000

INITIAL OFFERING

12.9%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

23.7%

ANNUAL APPRECIATION OF RECORD PRICES[2]

Oil on canvas | 53 × 56 in. (135 × 142 cm.)

George Condo remains one of the most celebrated and influential American artists working today, known for his innovative style blending abstraction with figuration.

The Painting is a characteristic example of George Condo's distinct figurative works, which often blend art historical concepts with his interest in contemporary culture and the human psyche. Executed in 2007, the Painting depicts a nude female figure seated in a modern, asymmetric armchair who addresses the viewer with a direct gaze. While her elongated form may recall idealized nudes painted throughout history, such as Jean Auguste Dominique Ingre's "Grande Odalisque," the figure's exaggerated and "grotesque" facial features echo the abstract, distorted women painted by Willem de Kooning in the 1950s. The female figure depicted in the Painting is likely an invented character or archetype, inspired by Condo's love of fiction novels, rather than a specific subject. Her facial expression, which may be read as both a smile or a sneer, visualizes Condo's concept of "Artificial Realism," which he describes as a style of portraiture where "composites of various psychological states [are] painted in different ways, reflecting the madness of everyday life." As of February 9, 2023, colorful multi-figure compositions featuring nude female figures dominate George Condo's top auction records, and account for four of his top five price records. Examples similar in period to the Painting and featuring single "grotesque" nudes have sold in excess of $1.5 million, including: *Green Seated Woman* (2006), which sold for HKD 5,418,000 ($690,193) at Phillips, Hong Kong, on June 21, 2022, *The Rock Thrower* (2007), which sold for £567,000 ($756,054) at Phillips, London on March 3, 2022, and *The Showgirl* (2008), which sold for £1,232,500 ($1,695,672) at Phillips, London, on October 15, 2021. The Painting's subject, format, and scale make it a commercial and desirable work by George Condo.

AS OF FEBRUARY 9, 2023, THE ARTIST'S TOP RECORDS ARE LED BY *FORCE FIELD* (2010), WHICH SOLD FOR HKD 53,150,000 ($6,857,413) AT CHRISTIE'S, NEW YORK ON JULY 10, 2020, *NUDE AND FORMS* (2014), WHICH SOLD FOR $6,162,500 AT CHRISTIE'S, NEW YORK ON MAY 17, 2018, AND *LINEAR CONNECTION* (2010), WHICH SOLD FOR $4,950,000 AT CHRISTIE'S, NEW YORK ON NOVEMBER 9, 2021.

George Condo's evolving artistic practice has been recognized at leading international cultural events, which includes participation in the Whitney Biennial of 1987 and 2010, the Venice Biennale of 2013 and 2019, and the Gwangju Biennial of 2014, among others. Works by George Condo are held in the permanent collections of some of the world's most esteemed art institutions, including The Museum of Modern Art, the Whitney Museum of American Art, the Metropolitan Museum of Art in New York, the National Gallery of Art in Washington, D.C., the Tate Modern in London, the Centre Georges Pompidou in Paris, and more. As of February 9, 2023 the artist's top records are led by *Force Field* (2010), which sold for HKD 53,150,000 ($6,857,413) at Christie's, New York on July 10, 2020, *Nude and Forms* (2014), which sold for $6,162,500 at Christie's, New York on May 17, 2018, and *Linear Connection* (2010), which sold for $4,950,000 at Christie's, New York on November 9, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[3,4]


$1.8M
$1.3M
$0.9M
$0.4M
2008
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

George Condo (b. 1957, New Hampshire) is one of the most celebrated and influential American contemporary artists working today. In 1976, Condo enrolled in Art History and Music Theory at the University of Massachusetts, but left after two years to study at the Massachusetts College of Art in Boston. After one year in the program, Condo dropped out of school altogether to pursue his career as a painter and musician, and in 1979, moved to New York City where he supported himself with a series of odd jobs. Most notably, Condo briefly worked for Rupert Smith, who printed for Andy Warhol. During this time, Condo began teaching himself new painting techniques inspired by Old Master painters, such as Rembrandt van Rijn and Giambattista Tiepolo. George Condo's early work culminated in his first commercially successful shows organized in 1984, first by Monika Sprüth in Cologne, and shortly thereafter, by Pat Hearn and Barbara Gladstone in New York. By this time, Condo had developed friendships with other rising stars of the downtown art scene, including Jean-Michel Basquiat and Keith Haring. For the next two decades, Condo continued to work prolifically and was exhibited by major galleries and institutions, the most notable of which was the 2005 "One Hundred Women. Retrospective," which traveled from the Museum of Modern Art in New York to the Kunsthalle Bielefeld in Germany, as well as the 2006 "Wrong Gallery" exhibition at the Tate Modern in London. From September through November 2021, the artist was the subject of a major retrospective at the Long Museum in Shanghai, China, titled "George Condo: The Picture Gallery." This show included over 200 works and represented the artist's largest solo show to date in Asia.





GEORGE CONDO



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by George Condo have a record price compound annual growth rate ("CAGR") of 23.7% from May 6, 1986, to September 30, 2022. This calculation is based on (i) a record price of $2,500 on May 6, 1986, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $5,805,900, the most recent record price as of September 30, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

3. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

4. The chart capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by George Condo with the following criteria: canvas paintings executed between 2000 and 2008 that measure 25 inches by 25 inches to 85 inches by 85 inches, and depict single, nude female figures rendered in three-quarter or full-length formats. The set of similar works includes one painting acquired by Masterworks 200, LLC, an affiliate of the Company, at Christie's, New York, Post-War & Contemporary Art Day Sale, held on November 18, 2022 for $730,800. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 12.9% CAGR implied from selected sales occurring from May 14, 2009 to November 18, 2022.

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